Exhibit 12

Pfizer Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended December 31,
(MILLIONS OF DOLLARS, EXCEPT RATIOS)	June 28, 2015	2014	2013	2012	2011	2010

Determination of earnings:
Income from continuing operations before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$6,621	$12,240	$15,716	$11,242	$11,481	$8,846
Less:
Noncontrolling interests	22	47	43	47	60	46
Income attributable to Pfizer Inc.	6,599	12,192	15,673	11,195	11,421	8,800
Add (deduct):
Capitalized interest	(10)	(41)	(32)	(41)	(50)	(36)
Amortization of capitalized interest	9	31	34	36	22	29
Equity (income)/loss from equity-method investments	76	(24)	(67)	(105)	(83)	(78)
Distributed income of equity method investments	140	136	162	85	190	26
Fixed charges	624	1,435	1,495	1,627	1,812	1,930
Total earnings as defined	7,439	13,729	$17,265	$12,796	$13,311	$10,672

Fixed charges:
Interest expense(a)	$587	$1,360	$1,414	$1,522	$1,681	$1,797
Preferred stock dividends(b)	1	3	3	4	5	6
Rents(c)	36	72	78	101	126	127
Fixed charges	624	1,435	1,495	1,627	1,812	1,930
Capitalized interest	10	41	32	41	50	36
Total fixed charges	$634	$1,476	$1,527	$1,668	$1,862	$1,966

Ratio of earnings to fixed charges	11.7	9.3	11.3	7.7	7.2	5.4

(a)
Interest expense includes amortization of debt premium, discount and other debt costs. Interest expense does not include interest related to uncertain tax positions of $132 million for the first six months of 2015; $182 million for 2014; $222 million for 2013; $265 million for 2012; $338 million for 2011; and $389 million for 2010.

(b)	Preferred stock dividends related to our Series A convertible perpetual preferred stock held by an employee stock ownership plan trust.

(c)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.
Amounts may not add due to rounding. Percentages have been calculated using unrounded amounts.